CAPITAL BANCORP INC.

ANNUAL REPORT


THIS NOTE IS LEGAL TENDER FOR ALL DEBTS, PUBLIC AND PRIVATE
Treasurer of the United States.
SERIES 1996
AB 06005185
Secretary of the Treasury.
FRANKLIN

Capital Bancorp, Inc.
Commission File No. 333-56682

2004 Annual Report to Security Holders
Rule 14a-3(c)

2003

CAPITAL BANCORP, INC.
1820 WEST END AVENUE
NASHVILLE, TENNESSEE 37203

Dear Shareholder:

Outstanding achievement sums up 2003 for Capital Bancorp, Inc., and its wholly-owned subsidiary Capital Bank & Trust Company. We are delighted to report our results for 2003. We also know that 2004 will bring great challenges as the long hoped-for economic recovery continues to take shape.

Our Company's growth in assets, deposits and net earnings during 2003 was strong. Net income for the year ended December 31, 2003 was $2,397,000, or $1.53 basic earnings per common share, up 47.3% from $1,627,000, or $1.04 basic earnings per common share, for the same period in 2002. Total assets increased $42,564,000, or 17.8%, from $239,405,000 at December 31, 2002, to $281,969,000 at December 31, 2003. During 2003, loans, net of allowance for possible loan losses and unearned interest and fees, increased by $40,949,000, or about 23.6%, ending the year at $214,334,000. Total deposits increased $34,335,000, or 18.1%, for the same period, ending the year at $224,230,000.

The record numbers for 2003 reflect the maturing of our three outlying retail locations in Goodlettsville, Hendersonville and Hermitage and the development and acquisition of our exceptional team throughout all levels of the Company.

Looking forward, we have set challenging goals for Capital Bank to continue solid growth in loans, deposits and earnings. While we realize that the economic conditions are expected to remain flat, with the retail and manufacturing sectors showing softness, we will be working hard to achieve our 2004 goals through the efforts of our outstanding team of banking professionals. We will, as we always have in the past, be prudent in our lending practices. We look to expand our Bank through internal growth, and we are always attentive to new opportunities to attract strong individuals who can complement our existing staff. Our approach is threefold. We continue to gain momentum: (1) by providing customers with personal service and innovative products designed to meet their personal and business banking needs; (2) by providing value to our shareholders' investments by managing the Company in a sound and profitable manner through managed growth, and by focusing on asset quality; and (3) by providing a challenging work environment for our employees, ensuring that quality personnel are hired, developed and retained by providing quality employee benefits, training opportunities, fair wages and rewards for outstanding service.

Thank you for your continued interest and support! As a Shareholder, you can contribute directly to the Company's growth and profitability. Be sure to bring your business to Capital Bank and refer your friends to us. Remember, as we grow, your investment has an opportunity to grow. There is no better advertising than your kind words and recommendations. Finally, please be sure to let us know how we may serve you better.

Very truly yours,

R. Rick Hart

R. Rick Hart
Chairman, President & CEO

CAPITAL BANCORP, INC.

2003 ANNUAL REPORT TO SHAREHOLDERS

TABLE OF CONTENTS

CAPITAL BANCORP, INC.
AND
CAPITAL BANK & TRUST COMPANY
INFORMATION

CAPITAL BANCORP, INC.

DIRECTORS

Albert J. Dale, III, President Dale, Inc.

Robert W. Doyle, President, Major Bob Music, Inc.

R. Rick Hart, Chairman, President and Chief Executive Officer, Capital Bancorp, Inc.

H. Newton Lovvorn, Jr., M.D.

Michael D. Shmerling, Executive Vice President and Chief Operating Officer, Kroll, Inc.

EXECUTIVE OFFICERS

R. Rick Hart, Chairman, President and Chief Executive Officer

John W. Gregory, Jr., Executive Vice President and Chief Operating Officer

Sally P. Kimble, Executive Vice President and Chief Financial Officer

Capital Bank & Trust Company

Directors

Robert P. Alexander, Sr.

Clenna G. Ashley

Albert J. Dale, III

C. Donald Dixon

Robert W. Doyle

David S. Ewing

John W. Gregory, Jr.

R. Rick Hart

H. Edward Jackson, III

H. Newton Lovvorn, Jr., M.D.

Michael D. Shmerling

Senior Officers

R. Rick Hart, Chairman, President and Chief Executive Officer

John W. Gregory, Jr., Executive Vice President and Chief Operating Officer

Sally P. Kimble, Executive Vice President and CFO

Kevin D. Busbey, Senior Vice President and Cashier

Gary Hollandsworth, Senior Vice President

Jeffrey A. Irwin, Senior Vice President

Billy D. Seals, Senior Vice President

Fred K. Wyatt, Jr., Senior Vice President

CAPITAL BANCORP, INC. SELECTED FINANCIAL DATA
(Formerly Capital Bank & Trust Company)

	In Thousands, Except Per Share Information As Of December 31,				
	2003	2002	2001	2000	1999
CONSOLIDATED BALANCE SHEETS:					
Total assets end of year	$281,969	239,405	181,412	166,942	136,313
Loans, net	$214,334	173,385	138,952	114,703	102,912
Securities	$ 47,144	43,347	22,251	24,952	24,081
Deposits	$224,230	189,895	150,093	144,093	100,978
Stockholders' equity	$ 20,843	18,632	16,521	15,282	19,062

CONSOLIDATED STATEMENTS OF EARNINGS:	Years Ended December 31,				
	2003	2002	2001	2000	1999
Interest income	$ 15,029	13,721	13,254	13,338	10,084
Interest expense	5,261	5,170	6,466	6,997	4,520
Net interest income	9,768	8,551	6,788	6,341	5,564
Provision for possible loan losses	1,090	1,090	570	792	450
Net interest income after provision for possible loan losses	8,678	7,461	6,218	5,549	5,114
Non-interest income	2,578	1,978	1,308	812	762
Non-interest expense	7,568	6,853	5,945	5,095	4,201
Earnings before income taxes	3,688	2,586	1,581	1,266	1,675
Income taxes	1,291	959	592	179	637
Net earnings	$ 2,397	1,627	989	1,087	1,038
Comprehensive earnings	$ 2,121	2,111	1,189	1,520	384
Cash dividends declared	$ -	-	-	-	-
PER SHARE DATA:					
Basic earnings per common share	$ 1.53	1.04	0.63	0.68	0.64
Diluted earnings per common share	$ 1.45	1.01	0.62	0.65	0.59
Cash dividends	$ -	-	-	-	-
Book value	$ 13.24	11.90	10.55	9.79	10.53
RATIOS:					
Return on average stockholders' equity	12.24 %	9.30 %	6.19 %	7.26 %	6.06 %
Return on average assets	0.94 %	0.78 %	0.57 %	0.72 %	0.86 %
Capital to assets	7.39 %	7.78 %	9.11 %	9.15 %	13.98 %
Dividends declared per share as percentage of basic earnings per share	- %	- %	- %	- %	- %

The purpose of this discussion is to provide insight into the financial condition and results of operations of the Company and its subsidiary. This discussion should be read in conjunction with the consolidated financial statements.

FORWARD-LOOKING STATEMENTS

Management's discussion of the Company, and management's analysis of the Company's operations and prospects, and other matters, may include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other provisions of federal and state securities laws. Although the Company believes that the assumptions underlying such forward-looking statements contained in this Report are reasonable, any of the assumptions could be inaccurate and, accordingly, there can be no assurance that the forward-looking statements included herein will prove to be accurate. The use of such words as expect, anticipate, forecast, and comparable terms should be understood by the reader to indicate that the statement is "forward-looking" and thus subject to change in a manner that can be unpredictable. Factors that could cause actual results to differ from the results anticipated, but not guaranteed, in this Report, include (without limitation) economic and social conditions, competition for loans, mortgages, and other financial services and products, changes in interest rates, unforeseen changes in liquidity, results of operations and financial condition affecting the Company's customers, as well as other risks that cannot be accurately quantified or completely identified. Many factors affecting the Company's financial condition and profitability, including changes in economic conditions, the volatility of interest rates, political events and competition from other providers of financial services simply cannot be predicted. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate from period to period. The purpose of this type of information is to provide readers with information relevant to understanding and assessing the financial condition and results of operations of the Company, and not to predict the future or to guarantee results. The Company is unable to predict the types of circumstances, conditions, and factors that can cause anticipated results to change. The Company undertakes no obligation to publish revised forward-looking statements to reflect the occurrence of changes or unanticipated events, circumstances, or results.

General

Effective July 1, 2001, Capital Bancorp, Inc. ("Company") acquired 100% of the common stock of Capital Bank & Trust Company ("Bank"), and accordingly, became a one bank holding company. Management believes that the holding company structure will permit greater flexibility in the expansion of the Company's present business and will allow the Company to be more responsive to its customers' broadening and changing financial needs. The transaction has been treated as a reorganization for accounting purposes; and accordingly, the comments included in this analysis are made considering the share exchange was effective retroactive for all periods discussed. Capital Bank & Trust Company is a community bank headquartered in Nashville, Tennessee serving Davidson, Sumner and Wilson Counties, Tennessee and surrounding counties as its primary market area. During the year ended December 31, 2000 the Bank opened two new branches in Sumner County, Tennessee at a land and building cost of $2,806,000. During the year ended December 31, 2001, the Company opened a new branch in Western Wilson County at a land and building cost of $1,393,000. The Company serves as a financial intermediary whereby its profitability is determined to a large degree by the interest spread it achieves and the successful measurement of risks. The Company's management believes that its market area offers an environment for continued growth and the Company's target market is local consumers, professionals and small businesses. The Company offers a wide range of banking services, including checking, savings, and money market deposit accounts, certificates of deposits, and loans for consumer, commercial and real estate purposes. Deposit instruments in the form of demand deposits, money market savings and certificates of deposits are offered to customers to establish the Company's core deposit base.

Management believes there is an opportunity to continue to increase the loan portfolio. The Company has targeted commercial business lending, commercial and residential real estate lending, and consumer lending as areas of focus. It is the Company's intention to manage the size of its loan portfolio to approximately 80% of total assets; however, the quality of lending opportunities as well as the desired loan to asset ratio will determine the size of the loan portfolio. At December 31, 2003 and 2002 the ratio of loans to assets was 76.0% and 72.4%, respectively. As a practice, the Company generates substantially all of its own loans but occasionally buys participations from other institutions. The Company attempts, to the extent practical, to maintain a loan portfolio which adjusts to swings in interest rates. The Company's policy is to have a diverse loan portfolio not dependent on any particular market or industrial segment.

Capital Resources, Capital and Dividends

The Company's principal regulators have established required minimum capital levels for the Company and its subsidiary. Under these regulations, banks must maintain certain capital levels as a percentage of average total assets (leverage capital ratio) and as a percentage of total risk-based assets (risk-based capital ratio). Under the risk-based requirements, various categories of assets and commitments are assigned a percentage related to credit risk ranging from 0% for assets backed by the full faith and credit of the United States to 100% for loans other than residential real estate loans and certain off-balance sheet commitments. Total capital is characterized as either Tier 1 capital - common stockholders' equity, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred - or total risk-based capital which includes the allowance for loan losses up to 1.25% of risk weighted assets, perpetual preferred stock, subordinated debt and various other hybrid capital instruments, subject to various limits. Goodwill is not includable in Tier 1 or total risk-based capital. Net unrealized gains and losses on available-for-sale securities are excluded for the regulatory capital ratios. The Company and its subsidiary must maintain a Tier 1 capital to risk-based assets of at least 4.0%, a total risk-based capital to risk-based assets ratio of at least 8.0% and a leverage capital ratio defined as Tier 1 capital to adjusted total average assets for the most recent quarter of at least 4%. The same ratios are also required in order for a bank to be considered "adequately capitalized" under the Federal Deposit Insurance Corporation and the Tennessee Department of Financial Institutions "prompt corrective action" regulations, which impose certain operating restrictions on institutions which are not adequately capitalized. The Company and the Bank have a Tier 1 risk based ratio of 9.2%, a total risk-based capital ratio of 10.5% and a leverage capital ratio of 7.7%, and were therefore within the "well capitalized" category under the regulations. The comparable ratios at December 31, 2002 were 10.0%, 11.2% and 7.7%, respectively. The decline in the ratios from 2002 to 2003 relates to the continued growth of the Company.

Financial Condition

During 2003, total assets increased $42,564,000 or 17.8% from $239,405,000 at December 31, 2002 to $281,969,000 at December 31, 2003. Loans, net of allowance for possible loan losses, increased from $173,385,000 to $214,334,000 or 23.6% during fiscal year 2003. The net increase in loans for 2003 was due primarily to a 29.6% increase in commercial, financial and agricultural loans, a 17.5% increase in installment loans, a 24.7% increase in real estate mortgage loans and a 3.5% decrease in real estate construction loans.

Securities increased 8.8% from $43,347,000 at December 31, 2002 to $47,144,000 at December 31, 2003. The carrying value of securities of U.S. Treasury and other U.S. Government obligations increased $8,305,000, obligations of state and political subdivisions increased $2,996,000, and there was a decrease in mortgage backed securities of $7,504,000. At December 31, 2003 the market value of the Company's securities portfolio was greater than its amortized cost by $365,000 (0.8%). At December 31, 2002 the market value of the Company's securities portfolio was greater than its amortized cost by $814,000 (1.9%). The weighted average yield (stated on a tax-equivalent basis, assuming a Federal income tax rate of 34%) of the securities at December 31, 2003 was 3.9%.

The Company applies the provisions of Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities". Under the provisions of the Statement, securities are to be classified in three categories and accounted for as follows:

- Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.
- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and
- Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

All the Company's securities are classified as available-for-sale.

	2003		2002	
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
	(In Thousands)		(In Thousands)	
U.S. Treasury and other U.S. government agencies and corporations	$ 22,636	22,771	14,218	14,466
Obligations of states and political subdivisions	5,146	5,176	2,125	2,180
Mortgage-backed securities	18,997	19,197	26,190	26,701
	$ 46,779	47,144	42,533	43,347

During the year ended December 31, 2001 the net increase in capital included $200,000 which represents the unrealized appreciation in securities available-for-sale of $322,000 net of applicable taxes of $122,000. During the year ended December 31, 2002, the net increase in capital included $484,000 which represents the unrealized gain on securities available-for-sale of $784,000 net of applicable taxes of $300,000. During the year ended December 31, 2003 the net increase in capital included a reduction of $276,000 which represents unrealized depreciation on securities available-for-sale of $446,000, net of applicable taxes of $170,000.

The increase in assets in 2003 was funded primarily by increases in deposits. Total deposits increased from $189,895,000 at December 31, 2002 to $224,230,000 at December 31, 2003 representing an increase of 18.1%. Demand deposit accounts increased 24.3% from $18,584,000 at December 31, 2002 to $23,100,000 at December 31, 2003. Additionally, increases in money market deposit accounts of $13,568,000, or 23.3%, and certificates of deposit less than $100,000 of $9,765,000, or 26.2%, contributed to the increases in deposits for 2003. Securities sold under repurchase agreements decreased $1,432,000 during 2003, advances from Federal Home Loan Bank decreased $1,280,000, and Federal funds purchased increased $8,580,000 in 2003.

The Company's allowance for loan losses at December 31, 2003 was $2,901,000 as compared to $2,535,000 at December 31, 2002. Non-performing loans amounted to $3,153,000 at December 31, 2003 compared to $1,590,000 at December 31, 2002. Non-performing loans are loans which have been placed on non-accrual status, loans 90 days past due plus renegotiated loans. Net charge-offs totaled $724,000 for 2003, $677,000 for 2002 and $334,000 for 2001. The provision for possible loan losses was $1,090,000 in 2003, $1,090,000 in 2002 and $570,000 in 2001. The net charge-offs in 2003, 2002 and 2001 are considered by management to be reasonable.

The allowance for possible loan losses, amounting to $2,901,000 at December 31, 2003, represents 1.3% of total loans outstanding. At December 31, 2002, the allowance for possible loan losses represented 1.4% of total loans outstanding. Management has in place a system to identify and monitor problem loans. A formal review is prepared quarterly by the Loan Review Officer to assess the risk in the portfolio and to determine the adequacy of the allowance for loan losses. The review includes analysis of historical performance, the level of non-performing and adversely rated loans, specific analysis of certain problem loans, loan activity since the previous assessment, reports prepared by the Loan Review Officer, consideration of current economic conditions, and other pertinent information. The level of the allowance to net loans outstanding will vary depending on the overall results of this quarterly assessment. The review is presented to and subsequently approved by the Board of Directors. Management believes the allowance for possible loan losses at December 31, 2003 to be adequate.

Liquidity

Liquidity represents the ability to efficiently and economically accommodate decreases in deposits and other liabilities, as well as fund increases in assets. A Company has liquidity potential when it has the ability to obtain sufficient funds in a timely manner at a reasonable cost. The availability of funds through deposits, the purchase and sales of securities in the investment portfolio, the use of funds for consumer and commercial loans and the access to debt markets affect the liquidity of the Company. The Company's loan to deposit ratio was approximately 96.9% and 92.6% at December 31, 2003 and December 31, 2002, respectively.

The Company's investment portfolio, as represented above, consists of earning assets that provide interest income.

Funds management decisions must reflect management's intent to maintain profitability in both the immediate and long-term earnings. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets periodically to analyze the rate sensitivity position of the Company. These meetings focus on the spread between the Company's cost of funds and interest yields generated primarily through loans and investments.

Capital Bancorp, Inc. presently maintains a liability sensitive position over the 2004 year or a negative gap. Liability sensitivity means that more of the Company's liabilities are capable of repricing over certain time frames than assets. The interest rates associated with these liabilities may not actually change over this period but are capable of changing. For example, the six month gap is a picture of the possible repricing over a six month period. The following table shows the rate sensitivity gaps for different time periods as of December 31, 2003:

Interest-rate sensitivity gaps: (In Thousands)	***1-90 Days***	***91-180 Days***	***181-365 Days***	***One Year and Longer***	***Total***
Interest-earning assets	$ 121,968	5,899	11,753	129,085	268,705
Interest-bearing liabilities	122,612	38,062	20,733	55,220	236,627
Interest sensitivity gap	$ (644)	(32,163)	(8,890)	73,865	32,078
Cumulative gap	$ (644)	(32,807)	(41,787)	32,078	
Interest rate sensitivity gap as a % of total assets	(0.23)%	(11.41)%	(3.18)%	26.20%	
Cumulative gap as a % of total assets	(0.23)%	(11.63)%	(14.82)%	11.38%	

Historically, there has been no significant reduction in immediately withdrawable accounts such as negotiable order of withdrawal, money market demand, demand deposit and regular savings accounts. Management does not anticipate that there will be significant withdrawals from these accounts in the future.

It is anticipated that with present maturities, the anticipated growth in deposit base, and the efforts of management in its asset/liability management program, liquidity will not pose a problem in the foreseeable future. At the present time there are no known trends or any known commitments, demands, events or uncertainties that will result in or that are reasonably likely to result in the Company's liquidity changing in any material way.

Results of Operations

Net earnings for the year ended December 31, 2003 increased $770,000 or 47.3% from $1,627,000 for fiscal year 2002. Net earnings for 2002 totaled $1,627,000 which was an increase of $638,000 or 64.5% from $989,000 for 2001. Basic earnings per common share were $1.53 in 2003, $1.04 in 2002 and $0.63 in 2001. Diluted earnings per common share were $1.45, $1.01 and $0.62 in 2003, 2002 and 2001, respectively. Average earning assets increased $44,705,000 for the year ended December 31, 2003 as compared to the year ended December 31, 2002. Average earning assets increased $37,122,000 for the year ended December 31, 2002 as compared to the year ended December 31, 2001. The net interest spread decreased from 4.19% in 2002 to 3.94% in 2003. The net interest spread was 4.01% in 2001. Net interest spread is defined as the effective yield on earning assets less the effective cost of deposits and borrowed funds, as calculated on a fully taxable equivalent basis. The interest spread increased from 2001 to 2002 because interest-bearing deposits repriced more rapidly than interest-earning loans in a declining rate environment. The decrease in the net interest spread from 2002 to 2003 is attributable to declining loan rates and lower, but more stable rates, on interest-bearing deposits.

Net interest income before provision for possible loan losses for 2003 totaled $9,768,000 as compared to $8,551,000 for 2002 and $6,788,000 for 2001. The provision for possible loan losses was $1,090,000 in 2003, $1,090,000 in 2002 and $570,000 in 2001. Net charge-offs in 2003 were $724,000 as compared to $677,000 in 2002 and $334,000 in 2001.

Non-interest income of $2,578,000 in 2003 was an increase of approximately 30.3% from $1,978,000 in 2002. The increase in 2003 resulted primarily from increases in service charges on deposits of $48,000, gain on sale of loans of $456,000 and other fees and commissions of $91,000. Non-interest income increased 51.2% to $1,978,000 in 2002 from $1,308,000 in 2001. The increase is primarily the result of increases in service charges on deposit accounts of $439,000, gain on sale of loans of $191,000 and other fees and commissions of $40,000. The increase in service charges is primarily attributable to the implementation of a non-traditional overdraft program for the Company's deposit customers.

Non-interest expense increased 10.4% to $7,568,000 in 2003 from $6,853,000 in 2002. Non-interest expense was $5,945,000 in 2001. Non-interest expense which includes, among other things, salaries and employee benefits, occupancy expenses, furniture and equipment expenses, data processing, Federal deposit insurance and state banking fees, supplies and general operating costs increased commensurate with the continued growth of the Company. The increase in 2003 was primarily attributable to an increase in salaries and employment benefits of $343,000 (8.9%), an increase in occupancy expenses of $9,000 (1.2%), an increase in furniture and equipment expenses of $59,000 (14.8%), an increase in data processing expenses of $26,000 (12.4%) and increases in other operating expenses of $152,000 or 11.8%. The non-interest expense increased approximately 15.3% from 2001 to 2002 and was due primarily to increases in salaries and employees benefits, occupancy expenses, furniture and equipment expenses, and other operating expenses.

Income tax expense increased to $1,291,000 in 2003 from $959,000 in 2002. The income tax expense for 2001 was $592,000.

Management is not aware of any current recommendations by the regulatory authorities which, if implemented, would have a material effect on the Company's liquidity, capital resources or operations.

Off Balance Sheet Arrangements

At December 31, 2003, the Company had unfunded loan commitments outstanding of $19,227,000, unfunded lines of credit of $19,099,000 and outstanding standby letters of credit of $4,561,000. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitments level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments the Company's bank subsidiary has the ability to liquidate securities available-for-securities or on a short-term basis to borrow and purchase Federal funds from other financial institutions. Additionally, the Company's bank subsidiary could sell participations in these or other loans to correspondent banks.

Contractual Obligations

The Company has the following contractual obligations as of December 31, 2003:

(In Thousands)	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
Long-term debt	$ -	-	5,000	19,507	24,507
Capital leases	-	-	-	-	-
Operating leases	363	702	592	18	1,675
Purchases	-	-	-	-	-
Other long-term liabilities	-	-	-	-	-
Total	$ 363	702	592	18	1,675

Long-term debt contractual obligations consist of advances from the Federal Home Loan Bank. The Company has entered into operating lease agreements for certain branch facilities and automobiles. Future minimum rental payments required under the terms of these noncancellable leases are included in operating lease obligations.

Impact of Inflation

Unlike most industrial companies, the assets and liabilities of financial institutions such as the Company are primarily monetary in nature. Therefore, interest rates have a more significant effect on the Company's performance since they impact both interest revenues and interest costs.

Impact of New Accounting Standards

In June 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative instruments and Hedging Activities. Under SFAS 149 loan commitments that relate to the origination of mortgage loans that will be held for sale, commonly referred to as interest rate lock commitments, must be accounted for as derivatives by the issuer of the commitment. Commitments to originate mortgage loans that will be held for investment purposes and commitments to originate other types of loans are not considered derivatives. The guidance applies to commitments entered into after June 30, 2003 and is not expected to have any impact on the Company's financial position or results of operations.

In June 2003, the American Institute of Certified Public Accountants issued an exposure draft on a Proposed Statement of Position (SOP) on Allowance for Credit Losses. If approved the Proposed SOP would significantly change the way the allowance for possible loan losses is calculated. Under the Proposed SOP, any loans determined to be impaired, as defined in FASB Statement No. 114, would be assigned a specific reserve based on facts and circumstances surrounding the particular loan and no loss percentage would be assigned. If a loan is determined not to be impaired, it would be assigned to a pool of similar homogeneous loans. A loss percentage would then be assigned to the pool based on historical charge-offs adjusted for internal or external factors such as the economy, changes in underwriting standards, etc. Management has not yet determined the impact this Proposed SOP would have on their consolidated financial statements, but anticipates that it could result in a significant reduction in the allowance for loan loss. Under the Proposal, any changes resulting from the initial application of the Proposed SOP would be treated as a change in accounting estimate.

Quantitative and Qualitative Disclosures About Market Risk

The Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity. Based upon the nature of the Company's current operations, the Company is not presently subject to foreign currency exchange or commodity price risk.

Interest rate risk (sensitivity) management focuses on the earnings risk associated with changing interest rates. Management seeks to maintain profitability in both immediate and long term earnings through funds management/interest rate risk management. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets periodically to analyze the rate sensitivity position. Such meetings are intended to focus on the spread between the cost of funds and interest yields generated primarily through loans and investments.

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates as of December 31, 2003:

Held for Purposes Other Than Trading *(In Thousands)*	**Expected Maturity Date - Year Ending December 31,**						**Fair**
	2004	**2005-2006**	**2007-2008**	**2009-2013**	**Thereafter**	**Total**	**Value**
Earning assets:							
Loans, net of unearned interest	$ 71,150	44,742	55,938	35,358	10,047	217,235	218,027
Average interest rate	5.94%	6.51%	6.20%	5.10%	5.87%	5.98%	
Securities	-	8,676	3,242	17,160	18,066	47,144	47,144
Average interest rate	-	2.77%	2.39%	3.84%	4.73%	3.88%	
Loans held for sale	1,835	-	-	-	-	1,835	1,835
Average interest rate	5.69%	-	-	-	-	5.69%	
Interest-bearing deposits in financial institutions	251	-	-	-	-	251	251
Average interest rate	5.42%	-	-	-	-	5.42%	
Interest-bearing liabilities:							
Interest-bearing time deposits	84,009	23,534	7,178	-	-	114,721	116,331
Average interest rate	2.70%	3.05%	4.41%	-	-	2.88%	
Negotiable order of withdrawal accounts	12,666	-	-	-	-	12,666	12,666
Average interest rate	0.17%	-	-	-	-	0.17%	
Money market demand accounts	71,747	-	-	-	-	71,747	71,747
Average interest rate	1.11%	-	-	-	-	1.11%	
Savings deposits	1,996	-	-	-	-	1,996	1,996
Average interest rate	0.30%	-	-	-	-	0.30%	
Federal funds purchased	9,200	-	-	-	-	9,200	9,200
Average interest rate	1.32%	-	-	-	-	1.32%	
Securities sold under repurchase agreements	1,790	-	-	-	-	1,790	1,790
Average interest rate	0.74%	-	-	-	-	0.74%	
Advances from Federal Home Loan Bank	-	-	5,000	19,507	-	24,507	23,254
Average interest rate	-	-	5.48%	4.06%	-	4.35%	

CAPITAL BANCORP, INC.

Consolidated Financial Statements

December 31, 2003 and 2002

(With Independent Auditor's Report Thereon)

MAGGART & ASSOCIATES, P.C.

Certified Public Accountants

150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Capital Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Capital Bancorp, Inc. and Subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of earnings, comprehensive earnings, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capital Bancorp, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Maggart & Associates, P.C.

February 2, 2004

CAPITAL BANCORP, INC.

Consolidated Balance Sheets

December 31, 2003 and 2002

	(In Thousands) 2003	2002
ASSETS		
Loans, net of allowance for possible loan losses of $2,901,000 and $2,535,000, respectively	$ 214,334	$ 173,385
Securities available-for-sale, at market (amortized cost $46,779,000 and $42,533,000, respectively)	47,144	43,347
Loans held for sale	1,835	5,769
Interest-bearing deposits in financial institutions	251	251
Restricted equity securities	1,862	1,797
Total earning assets	265,426	224,549
Cash and due from banks	4,650	5,160
Premises and equipment, net	4,873	5,060
Cash surrender value of life insurance	4,091	1,591
Accrued interest receivable	1,260	1,107
Deferred income taxes	846	546
Other real estate	-	505
Other assets	823	887
Total assets	$ 281,969	$ 239,405
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$ 224,230	$ 189,895
Securities sold under repurchase agreements	1,790	3,222
Accrued income taxes	80	77
Accrued interest and other liabilities	1,319	1,172
Advances from Federal Home Loan Bank	24,507	25,787
Federal funds purchased	9,200	620
Total liabilities	261,126	220,773
Stockholders' equity:		
Preferred stock, no par value, authorized 20,000,000 shares, no shares issued	-	-
Common stock, par value $4 per share, authorized 20,000,000 shares, 1,573,971 and 1,565,271 shares issued and outstanding, respectively	6,296	6,261
Additional paid-in capital	5,964	5,909
Retained earnings	8,357	5,960
Net unrealized gain on available-for-sale securities, net of taxes of $139,000 and $311,000, respectively	226	502
Total stockholders' equity	20,843	18,632
COMMITMENTS AND CONTINGENCIES		
Total liabilities and stockholders' equity	$ 281,969	$ 239,405

See accompanying notes to consolidated financial statements.

CAPITAL BANCORP, INC.

Consolidated Statements of Earnings

Three Years Ended December 31, 2003

	(In Thousands)		
	2003	2002	2001
Interest income:			
Interest and fees on loans	$ 13,150	$ 12,050	$ 11,488
Interest and dividends on securities:			
Taxable securities	1,420	1,313	1,056
Exempt from Federal income taxes	152	71	51
Interest on loans held for sale	202	147	144
Interest on Federal funds sold	19	64	408
Interest on interest-bearing deposits in financial institutions	17	19	43
Interest and dividends on restricted equity securities	69	57	64
Total interest income	15,029	13,721	13,254
Interest expense:			
Interest on savings accounts	8	12	11
Interest on negotiable order of withdrawal accounts	26	51	145
Interest on money market accounts	746	1,053	2,379
Interest on certificates of deposits over $100,000	1,922	1,828	1,681
Interest on certificates of deposits - other	1,397	1,274	1,716
Interest on securities sold under repurchase agreements	23	47	81
Interest on Federal funds purchased	52	10	-
Interest on advances from Federal Home Loan Bank	1,087	895	453
Total interest expense	5,261	5,170	6,466
Net interest income before provision for possible loan losses	9,768	8,551	6,788
Provision for possible loan losses	1,090	1,090	570
Net interest income after provision for possible loan losses	8,678	7,461	6,218
Non-interest income	2,578	1,978	1,308
Non-interest expense	(7,568)	(6,853)	(5,945)
Earnings before income taxes	3,688	2,586	1,581
Income taxes	1,291	959	592
Net earnings	$ 2,397	$ 1,627	$ 989
Basic earnings per common share	$ 1.53	$ 1.04	$ .63
Diluted earnings per common share	$ 1.45	$ 1.01	$ .62

See accompanying notes to consolidated financial statements.

CAPITAL BANCORP, INC.

Consolidated Statements of Comprehensive Earnings

Three Years Ended December 31, 2003

	(In Thousands)		
	2003	2002	2001
Net earnings	$ 2,397	$ 1,627	$ 989
Other comprehensive earnings (losses), net of tax:			
Net unrealized gains (losses) on available-for-sale securities arising during period, net of taxes of $168,000, $300,000 and $122,000, respectively	(272)	485	200
Less: reclassification adjustment for gains included in net earnings, net of taxes of $2,000 for 2003	(4)	(1)	-
Other comprehensive earnings (losses)	(276)	484	200
Comprehensive earnings	$ 2,121	$ 2,111	$ 1,189

See accompanying notes to consolidated financial statements.

CAPITAL BANCORP, INC.

Consolidated Statements of Changes in Stockholders' Equity

Three Years Ended December 31, 2003

	(In Thousands)					
	Preferred Stock	Common Stock	Surplus	Retained Earnings	Net Unrealized Gain (Loss) On Available-For-Sale Securities	Total
Balance December 31, 2000	$ -	$ 6,241	$ 5,879	$ 3,344	$ (182)	$ 15,282
Issuance of 5,000 shares of common stock related to exercise of stock options	-	20	30	-	-	50
Net change in unrealized gain on available-for-sale securities, net of taxes of $122,000	-	-	-	-	200	200
Net earnings for the year	-	-	-	989	-	989
Balance December 31, 2001	-	6,261	5,909	4,333	18	16,521
Net change in unrealized gain on available-for-sale securities, net of taxes of $300,000	-	-	-	-	484	484
Net earnings for the year	-	-	-	1,627	-	1,627
Balance December 31, 2002	-	6,261	5,909	5,960	502	18,632
Issuance of 8,700 shares of common stock related to exercise of stock options	-	35	55	-	-	90
Net change in unrealized gain on available-for-sale securities, net of taxes of $172,000	-	-	-	-	(276)	(276)
Net earnings for the year	-	-	-	2,397	-	2,397
Balance December 31, 2003	$ -	$ 6,296	$ 5,964	$ 8,357	$ 226	$ 20,843

See accompanying notes to consolidated financial statements.

CAPITAL BANCORP, INC.

Consolidated Statements of Cash Flows

Three Years Ended December 31, 2003

Increase (Decrease) in Cash and Cash Equivalents

	(In Thousands)		
	2003	2002	2001
Cash flows from operating activities:			
Interest received	$ 15,292	$ 13,636	$ 13,401
Fees received	1,334	1,195	716
Interest paid	(5,344)	(5,074)	(6,518)
Cash paid to suppliers and employees	(7,272)	(6,784)	(5,998)
Proceeds from loan sales	72,174	52,411	41,645
Originations of loans held for sale	(67,002)	(53,884)	(43,803)
Income taxes paid	(1,439)	(1,198)	(439)
Net cash provided by (used in) operating activities	7,743	302	(996)
Cash flows from investing activities:			
Purchase of available-for-sale securities	(50,409)	(35,925)	(19,948)
Proceeds from maturities, calls and principal payments of available-for-sale securities	34,633	12,760	23,023
Proceeds from sales of available-for-sale securities	11,055	2,001	-
Loans made to customers, net of repayments	(42,039)	(36,677)	(25,459)
Purchase of premises and equipment	(275)	(67)	(1,275)
Purchase of life insurance	(2,000)	-	-
Proceeds from disposal of premises and equipment	-	-	4
Decrease (increase) in interest-bearing deposits in financial institutions	-	(175)	245
Expenditures on other real estate	(4)	(1)	(12)
Proceeds from sale of other real estate	493	875	834
Net cash used in investing activities	(48,546)	(57,209)	(22,588)
Cash flows from financing activities:			
Net increase in non-interest bearing, savings and NOW deposit accounts	18,828	116	823
Net increase in time deposits	15,507	39,686	5,177
Proceeds from exercise of stock options	90	-	50
Increase (decrease) in securities sold under repurchase agreements	(1,432)	368	1,309
Net increase (decrease) in advances from Federal Home Loan Bank	(1,280)	14,787	6,000
Net increase in Federal funds purchased	8,580	620	-
Net cash provided by financing activities	40,293	55,577	13,359
Net decrease in cash and cash equivalents	(510)	(1,330)	(10,225)
Cash and cash equivalents at beginning of year	5,160	6,490	16,715
Cash and cash equivalents at end of year	$ 4,650	$ 5,160	$ 6,490

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows, Continued

Three Years Ended December 31, 2003

Increase (Decrease) in Cash and Cash Equivalents

	(In Thousands)		
	2003	2002	2001
Reconciliation of net earnings to net cash provided by (used in) operating activities:			
Net earnings	$ 2,397	$ 1,627	$ 989
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Depreciation	451	433	406
Amortization and accretion	485	210	(47)
Provision for possible loan losses	1,090	1,090	570
FHLB dividend reinvestment	(65)	(54)	(58)
Provision for deferred income taxes	(127)	(123)	(79)
Loss (gain) on disposal of premises and equipment	11	2	(1)
Gain on sale of securities	(6)	(1)	-
Loss on sale of other real estate	16	19	67
Loss on sale of other assets	89	-	-
Decrease (increase) in accrued interest receivable	(153)	(239)	256
Decrease (increase) in loans held for sale	3,934	(2,255)	(2,749)
Increase (decrease) in accrued interest payable	(83)	96	(52)
Decrease (increase) in other assets	(5)	(111)	73
Decrease (increase) in refundable income taxes	(24)	(161)	31
Increase in cash surrender value of life insurance, net	(500)	(440)	(375)
Increase (decrease) in other liabilities	230	165	(59)
Increase in accrued income taxes	3	44	32
Total adjustments	5,346	(1,325)	(1,985)
Net cash provided by (used in) operating activities	$ 7,743	$ 302	$ (996)

Supplemental Schedule of Non-Cash Activities:

	2003	2002	2001
Unrealized gain (loss) on available-for-sale securities, net of taxes of $172,000, $300,000 and $122,000, respectively	$ (276)	$ 484	$ 200
Non-cash transfers from loans to other real estate	$ -	$ 1,154	$ 640

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

The accounting and reporting policies of Capital Bancorp, Inc. and Subsidiaries are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The following is a brief summary of the more significant policies.

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, Capital Bank & Trust Company and its wholly-owned subsidiaries, CBTC Corporation and Capital Housing Improvement Projects, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation. On April 24, 2001, the stockholders of Capital Bank & Trust Company voted to exchange their stock for stock in Capital Bancorp, Inc. Effective July 1, 2001, Capital Bancorp, Inc. became a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended. The transaction has been treated as a reorganization for accounting purposes.

(b) Nature of Operations

Capital Bank & Trust Company is a state chartered bank which began operations on May 25, 1994. Capital Bank & Trust Company provides full banking services. As a state bank, the Bank is subject to regulations of the Tennessee Department of Financial Institutions and the Federal Deposit Insurance Corporation. The area served by Capital Bank & Trust Company is Davidson and surrounding counties of Middle Tennessee. Services are provided at the main office in Nashville, Tennessee and five branches.

(c) Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to determination of the allowance for possible loan losses and the valuation of debt and equity securities and the related deferred taxes.

(d) Loans

Loans are stated at the principal amount outstanding. Unearned discount, deferred loan fees net of loan acquisition costs, and the allowance for possible loan losses are shown as reductions of loans. Loan origination and commitment fees and certain loan-related costs are being deferred and the net amount amortized as an adjustment of the related loan's yield over the contractual life of the loan. Unearned discount represents the unamortized amount of finance charges, principally related to certain installment loans. Interest income on most loans is accrued based on the principal amount outstanding.

(1) **Summary of Significant Accounting Policies, Continued**

(d) **Loans, Continued**

The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." These pronouncements apply to impaired loans except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment including residential mortgage and installment loans.

A loan is impaired when it is probable that the Company will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. Impaired loans are measured at the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company shall recognize an impairment by creating a valuation allowance with a corresponding charge to the provision for possible loan losses or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to the provision for possible loan losses.

The Company's installment loans are divided into various groups of smaller-balance homogeneous loans that are collectively evaluated for impairment and, thus, are not subject to the provisions of SFAS Nos. 114 and 118. Substantially all other loans of the Company are evaluated for impairment under the provisions of SFAS Nos. 114 and 118.

The Company considers all loans subject to the provisions of SFAS Nos. 114 and 118 that are on a nonaccrual status to be impaired. Loans are placed on nonaccrual status when doubt as to timely collection of principal or interest exists, or when principal or interest is past due 90 days or more unless such loans are well-secured and in the process of collection. Delays or shortfalls in loan payments are evaluated along with various other factors to determine if a loan is impaired. Generally, delinquencies under 90 days are considered insignificant unless certain other factors are present which indicate impairment is probable. The decision to place a loan on nonaccrual status is also based on an evaluation of the borrower's financial condition, collateral, liquidation value, and other factors that affect the borrower's ability to pay.

Generally, at the time a loan is placed on nonaccrual status, all interest accrued and uncollected on the loan in the current fiscal year is reversed from income, and all interest accrued and uncollected from the prior year is charged off against the allowance for possible loan losses. Thereafter, interest on nonaccrual loans is recognized as interest income only to the extent that cash is received and future collection of principal is not in doubt. If the collectibility of outstanding principal is doubtful, such cash received is applied as a reduction of principal. A nonaccrual loan may be restored to an accruing status when principal and interest are no longer past due and unpaid and future collection of principal and interest on a timely basis is not in doubt.

(1) Summary of Significant Accounting Policies, Continued

(d) Loans, Continued

Loans not on nonaccrual status are classified as impaired in certain cases when there is inadequate protection by the current net worth and financial capacity of the borrower or of the collateral pledged, if any. In those cases, such loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt, and if such deficiencies are not corrected, there is a probability that the Company will sustain some loss. In such cases, interest income continues to accrue as long as the loan does not meet the Company's criteria for nonaccrual status.

Generally, the Company also classifies as impaired any loans the terms of which have been modified in a troubled debt restructuring. Interest is generally accrued on such loans that continue to meet the modified terms of their loan agreements.

The Company's charge-off policy for impaired loans is similar to its charge-off policy for all loans in that loans are charged off in the month when they are considered uncollectible.

(e) Allowance for Possible Loan Losses

The provision for possible loan losses represents a charge to earnings necessary, after loan charge-offs and recoveries, to maintain the allowance for possible loan losses at an appropriate level which is adequate to absorb estimated losses inherent in the loan portfolio. Such estimated losses arise primarily from the loan portfolio but may also be derived from other sources, including commitments to extend credit and standby letters of credit. The level of the allowance is determined on a quarterly basis using procedures which include: (1) categorizing commercial and commercial real estate loans into risk categories to estimate loss probabilities based primarily on the historical loss experience of those risk categories and current economic conditions; (2) analyzing significant commercial and commercial real estate credits and calculating specific reserves as necessary; (3) assessing various homogeneous consumer loan categories to estimate loss probabilities based primarily on historical loss experience; (4) reviewing unfunded commitments; and (5) considering various other factors, such as changes in credit concentrations, loan mix, and economic conditions which may not be specifically quantified in the loan analysis process.

The allowance for possible loan losses consists of an allocated portion and an unallocated, or general portion. The allocated portion is maintained to cover estimated losses applicable to specific segments of the loan portfolio. The unallocated portion is maintained to absorb losses which probably exist as of the evaluation date but are not identified by the more objective processes used for the allocated portion of the allowance due to risk of errors or imprecision. While the total allowance consists of an allocated portion and an unallocated portion, these terms are primarily used to describe a process. Both portions of the allowance are available to provide for inherent loss in the entire portfolio.

(1) *Summary of Significant Accounting Policies, Continued*

(e) *Allowance for Possible Loan Losses, Continued*

The allowance for possible loan losses is increased by provisions for possible loan losses charged to expense and is reduced by loans charged off net of recoveries on loans previously charged off. The provision is based on management's determination of the amount of the allowance necessary to provide for estimated loan losses based on its evaluation of the loan portfolio. Determining the appropriate level of the allowance and the amount of the provision involves uncertainties and matters of judgment and therefore cannot be determined with precision.

(f) *Loans Held-For-Sale*

Mortgage loans held for sale are reported at the lower of cost or market value, determined by outstanding commitments from investors at the balance sheet date. These loans are valued on an aggregate basis.

(g) *Securities*

The Company accounts for securities under the provisions of Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities". Under the provisions of the Statement, securities are to be classified in three categories and accounted for as follows:

- *Securities Held-to-Maturity*

  Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. No securities have been classified as securities held-to-maturity.

- *Trading Securities*

  Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. No securities have been classified as trading securities.

- *Securities Available-for-Sale*

  Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

The Company has classified all its securities as securities available-for-sale.

Realized gains or losses from the sale of securities are recognized upon realization based upon the specific identification method.

(1) Summary of Significant Accounting Policies, Continued

(h) Premises and Equipment

Premises and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets. Gain or loss on items retired and otherwise disposed of is credited or charged to operations and cost and related accumulated depreciation are removed from the asset and accumulated depreciation accounts.

Expenditures for major renewals and improvements of premises and equipment are capitalized and those for maintenance and repairs are charged to earnings as incurred.

(i) Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and Federal funds sold. Generally, Federal funds sold are purchased and sold for one-day periods. The Company maintains deposits in excess of the Federal insurance amounts with other financial institutions. Management makes deposits only with financial institutions it considers to be financially sound.

(j) Securities Sold Under Agreements to Repurchase

Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

(k) Long-Term Assets

Premises and equipment, intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

(l) Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of non-taxable income such as interest on state and municipal securities) and deferred taxes on temporary differences between the amount of taxable and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax asset and liabilities are expected to be realized or settled as prescribed in Statement of Financial Accounting Standards 109, "Accounting for Income Taxes." As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company and its wholly-owned subsidiaries file a consolidated Federal income tax return. Each corporation provides for income taxes on a separate-return basis.

(1) Summary of Significant Accounting Policies, Continued

(m) Stock Options

The Company has in place an employee stock option plan which is more fully described in note 17. The Company accounts for the plan under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations using the intrinsic value method. No stock based employee compensation cost is reflected in net earnings as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant.

The Company uses the fair value method to calculate the compensation reported in the proforma earnings in note 17 to the consolidated financial statements.

(n) Advertising Costs

Advertising costs are expensed when incurred by the Company.

(o) Other Real Estate

Real estate acquired in the settlement of loans is initially recorded at the lower of cost (loan value of real estate acquired in settlement of loans plus incidental expense) or estimated fair value, less estimated cost to sell. Based on periodic evaluations by management, the carrying values are reduced by a direct charge to earnings when they exceed net realizable value. Costs relating to the development and improvement of the property are capitalized, while holding costs of the property are charged to expense in the period incurred.

(p) Reclassification

Certain reclassifications have been made to the 2002 and 2001 figures to conform to the presentation for 2003.

(q) Off-Balance-Sheet Financial Instruments

In the ordinary course of business the Company has entered into off balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

(2) Loans and Allowance for Possible Loan Losses

The detail of loans at December 31, 2003 and 2002 is as follows:

	(In Thousands) 2003	2002
Commercial, financial and agricultural	$ 114,578	$ 88,406
Installment	6,773	5,766
Real estate - mortgage	75,521	60,570
Real estate - construction	20,741	21,488
	217,613	176,230
Deferred loan fees	378	310
Allowance for possible loan losses	2,901	2,535
	$ 214,334	$ 173,385

The principal maturities on loans at December 31, 2003 are as follows:

	(In Thousands)				
Maturity	Commercial, Financial and Agricultural	Installment	Real Estate - Mortgage	Real Estate- Construction	Total
3 months or less	$ 11,590	`$ 869	$ 6,531	$ 6,278	$ 25,268
3 to 12 months	19,927	1,796	12,681	11,856	46,260
1 to 5 years	64,412	4,064	29,597	2,607	100,680
Over 5 Years	18,649	44	26,712	-	45,405
	$ 114,578	$ 6,773	$ 75,521	$ 20,741	$ 217,613

At December 31, 2003, variable rate and fixed rate loans total $104,071,000 and $113,542,000, respectively. At December 31, 2002, variable rate and fixed rate loans total $84,935,000 and $91,295,000, respectively.

In the normal course of business, the Company has made loans at prevailing interest rates and terms to its executive officers, directors and their affiliates aggregating $4,140,000 and $3,573,000 at December 31, 2003 and 2002, respectively. As of December 31, 2003, none of these loans were restructured, nor were any related party loans charged off in 2003 and 2002.

An analysis of the activity with respect to such loans to related parties is as follows:

	(In Thousands) December 31, 2003	2002
Balance, January 1	$ 3,573	$ 2,768
New loans during the year	7,760	1,193
Repayments during the year	(7,193)	(388)
Balance, December 31	$ 4,140	$ 3,573

(2) Loans and Allowance for Possible Loan Losses, Continued

In 2003, 2002 and 2001, the Company originated loans for sale in the secondary market approximating $67,002,000, $53,884,000 and $43,803,000, respectively. Under normal terms, the Company may be required, in the event of default, to repurchase loans sold for a period of one year. At December 31, 2003, the Company had not been required to repurchase any of the loans originated by the Company and sold in the secondary market. The gain on sale of these loans totaled $1,238,000, $782,000 and $591,000 in 2003, 2002 and 2001, respectively. Management expects no loss to result from these recourse provisions.

Loans which have been placed on non-accrual status totaled $2,229,000 and $1,306,000 at December 31, 2003 and 2002, respectively. Had interest on these loans been accrued, interest income would have been increased by approximately $83,000, $28,000 and $56,000 in 2003, 2002 and 2001, respectively.

Transactions in the allowance for possible loan losses of the Company for the years ended December 31, 2003, 2002 and 2001 are summarized as follows:

	(In Thousands)		
	2003	2002	2001
Balance - beginning of period	$ 2,535	$ 2,122	$ 1,886
Provision charged to operating expense	1,090	1,090	570
Loans charged off	(790)	(712)	(359)
Recoveries	66	35	25
Balance - end of year	$ 2,901	$ 2,535	$ 2,122

The Company's principal customers are basically in the Middle Tennessee area with a concentration in Davidson County. Credit is extended to businesses and individuals and is evidenced by promissory notes. The terms and conditions of the loans including collateral varies depending upon the purpose of the credit and the borrower's financial condition.

Impaired loans and related loan loss reserve amounts at December 31, 2003 and 2002 were as follows:

	(In Thousands)	
	2003	2002
Recorded investment	$ 2,165	$ 1,150
Loan loss reserve	$ 367	$ 290

The average recorded investment in impaired loans for the years ended December 31, 2003, 2002 and 2001 was $1,065,000, $162,000 and $596,000, respectively. There was no interest income recognized on these loans during 2003, 2002 and 2001 for the period that such loans were impaired.

(3) Debt and Equity Securities

Debt and equity securities have been classified in the balance sheet according to management's intent. The Company's classification of securities at December 31 was as follows:

	(In Thousands) Securities Available-For-Sale 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. government agencies and corporations	$ 22,636	$ 182	$ 47	$ 22,771
Obligations of states and political subdivisions	5,146	72	42	5,176
Mortgage-backed securities	18,997	242	42	19,197
	$ 46,779	$ 496	$ 131	$ 47,144

	(In Thousands) Securities Available-For-Sale 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. government agencies and corporations	$ 14,218	$ 248	$ -	$ 14,466
Obligations of states and political subdivisions	2,125	56	1	2,180
Mortgage-backed securities	26,190	529	18	26,701
	$ 42,533	$ 833	$ 19	$ 43,347

(3) Debt and Equity Securities, Continued

The amortized cost and estimated market value of debt and equity securities at December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Securities Available-For-Sale	(In Thousands) Cost	Estimated Market Value
Less than one year	$ -	$ -
Due after one year through five years	11,447	11,573
Due after five years through ten years	13,142	13,195
Due after ten years	3,193	3,179
Mortgage-backed securities	18,997	19,197
	$ 46,779	$ 47,144

The Company periodically applies the stress test to its securities portfolio. To satisfy the stress test a security's estimated market value should not decline more than certain percentages given certain assumed interest rate increases. The Company had no securities that failed to meet the stress test.

Results from sales of debt and equity securities are as follows:

	(In Thousands) 2003	2002	2001
Gross proceeds	$ 11,055	$ 2,001	$ -
Gross realized gains	$ 19	$ 1	$ -
Gross realized losses	(13)	-	-
Net realized gains	$ 6	$ 1	$ -

Securities carried in the balance sheet of approximately $17,639,000 (amortized cost of $17,410,000) and $10,237,000 (amortized cost of $9,965,000) were pledged to secure public deposits and for other purposes as required or permitted by law at December 31, 2003 and 2002, respectively.

Included in the securities above are $3,708,000 (amortized cost of $3,696,000) and $2,033,000 (amortized cost of $1,984,000) at December 31, 2003 and 2002, respectively, in obligations of political subdivisions located within the State of Tennessee. Management purchases only obligations of such political subdivisions it considers to be financially sound.

(3) Debt and Equity Securities, Continued

Securities that have rates that adjust prior to maturity totaled $10,256,000 (approximate amortized cost of $10,265,000) and $3,589,000 (approximate amortized cost of $3,542,000) at December 31, 2003 and 2002, respectively.

(4) Restricted Equity Securities

Restricted equity securities consists of stock of the Federal Home Loan Bank amounting to $1,668,000 and $1,603,000 at December 31, 2003 and 2002, respectively, and stock of The Bankers Bank amounting to $194,000 at December 31, 2003 and 2002, respectively. The stock can be sold back only at par or a value as determined by the issuing institution and only to the respective financial institution or to another member institution. These securities are recorded at cost.

(5) Premises and Equipment

The detail of premises and equipment at December 31, 2003 and 2002 is as follows:

	(In Thousands) 2003	(In Thousands) 2002
Land	$ 1,092	$ 1,092
Land improvements	14	3
Buildings	3,208	3,208
Leasehold improvements	977	911
Furniture and fixtures	598	581
Equipment	1,073	1,166
	6,962	6,961
Less accumulated depreciation	(2,089)	(1,901)
	$ 4,873	$ 5,060

Depreciation expense was $451,000, $433,000 and $406,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

(6) Deposits

Deposits at December 31, 2003 and 2002 are summarized as follows:

	(In Thousands) 2003	(In Thousands) 2002
Demand deposits	$ 23,100	$ 18,584
Savings deposits	1,996	1,892
Negotiable order of withdrawal	12,666	11,955
Money market demand accounts	71,747	58,179
Certificates of deposit and individual retirement accounts $100,000 or greater	65,243	60,025
Other certificates of deposit	46,995	37,230
Other individual retirement accounts	2,483	2,030
	$ 224,230	$ 189,895

(6) Deposits, Continued

Principal maturities of certificates of deposit and individual retirement accounts at December 31, 2003 are as follows:

Maturity		Total
2004	$	84,009
2005		19,458
2006		4,076
2007		5,912
2008		1,266
	$	114,721

At December 31, 2003 certificates of deposit and other deposits in denominations of $100,000 or more amounted to $120,772,000 as compared to $106,177,000 at December 31, 2002.

The Company is required to maintain cash balances or balances with the Federal Reserve Bank or other correspondent banks based on certain percentages of deposit types. The average required amounts for the years ended December 31, 2003 and 2002 was approximately $674,000 and $626,000, respectively.

(7) Securities Sold Under Repurchase Agreements

The maximum amounts of outstanding repurchase agreements at any month end during 2003 and 2002 was $3,113,000 and $3,673,000, respectively. The average daily balance outstanding during 2003 and 2002 was $2,054,000 and $2,928,000, respectively. The underlying securities are typically held by other financial institutions and are designated as pledged.

(8) Advances from Federal Home Loan Bank

The advances from the Federal Home Loan Bank at December 31, 2003 and 2002 consist of the following:

	(In Thousands)			
	December 31			
Interest Rate		2003		2002
5.48%	$	5,000	$	5,000
4.94%		6,000		6,000
4.54%		3,453		4,732
3.75%		54		55
3.66%		5,000		5,000
3.08%		5,000		5,000
	$	24,507	$	25,787

(8) Advances from Federal Home Loan Bank, Continued

Advances from the Federal Home Loan Bank are to mature as follows at December 31, 2003:

Year Ending December 31,	*(In Thousands)* Amount
2008	$ 5,000
2011	6,000
2012	13,507
	$ 24,507

These advances are collateralized by approximately $33,084,000 of the Company's mortgage loan portfolio.

(9) Non-Interest Income and Non-Interest Expense

The significant components of non-interest income and non-interest expense for the years ended December 31 are presented below:

	In Thousands 2003	2002	2001
Non-interest income:			
Service charges on deposit accounts	$ 1,077	$ 1,029	$ 590
Other fees and commissions	257	166	126
Gain on sales of loans	1,238	782	591
Gain on disposal of premises and equipment	-	-	1
Gain on sale of securities	6	1	-
Total non-interest income	$ 2,578	1,978	1,308
Non-interest expense:			
Employee salaries and benefits	$ 4,201	$ 3,858	$ 3,342
Occupancy expenses	737	728	701
Furniture and equipment expenses	458	399	370
Legal fees	149	215	97
Data processing expenses	235	209	197
Professional fees	235	138	68
Loss on sale of other real estate	16	19	67
Loss on disposal of premises and equipment	11	2	-
Loss on sale of other assets	89	-	-
Other operating expenses	1,437	1,285	1,103
Total non-interest expense	$ 7,568	$ 6,853	$ 5,945

(10) ***Income Taxes***

The components of the net deferred income tax asset are as follows:

	(In Thousands) December 31 2003	(In Thousands) December 31 2002
Deferred tax asset:		
Federal	$ 936	$ 809
State	191	166
	1,127	975
Deferred tax liability:		
Federal	(234)	(356)
State	(47)	(73)
	(281)	(429)
	$ 846	$ 546

The tax effects of each type of significant item that gave rise to deferred taxes are:

	(In Thousands) 2003	(In Thousands) 2002
Financial statement allowance for loan losses in excess of the tax allowance	$ 900	$ 817
Excess of depreciation deducted in the financial statements over the amounts deducted for tax purposes	106	77
Financial statement deduction for deferred compensation in excess of deduction for tax purposes	116	72
Financial statement income on FHLB stock dividends not recognized for tax purposes	(142)	(117)
Unrealized gain on securities available-for-sale	(139)	(311)
Financial statement deduction for organizational costs in excess of the amounts deducted for tax purposes	5	8
	$ 846	$ 546

(10) Income Taxes, Continued

The components of income tax expense (benefit) are summarized as follows:

	(In Thousands)		
	2003	2002	2001
Current:			
Federal	$ 1,167	$ 896	$ 564
State	251	186	107
	1,418	1,082	671
Deferred:			
Federal	(106)	(97)	(67)
State	(21)	(26)	(12)
	(127)	(123)	(79)
Actual tax expense	$ 1,291	$ 959	$ 592

A reconciliation of actual income tax expense of $1,291,000, $959,000 and $592,000 for the years ended December 31, 2003, 2002 and 2001, respectively, to the "expected" tax expense (computed by applying the statutory Federal income tax rate of 34% to earnings before income taxes) is as follows:

	(In Thousands)		
	2003	2002	2001
Computed "expected" tax expense	$ 1,254	$ 879	$ 538
State income taxes, net of Federal income tax benefit	151	109	63
State deferred income taxes related to state income tax rate increase	-	(6)	-
Disallowed expenses	10	11	14
Increase in cash surrender value of life insurance policies	(42)	(19)	(10)
Tax exempt interest, net of interest expense exclusion	(58)	(21)	(15)
Compensation deduction related to non-qualified stock option plan	(27)	-	(3)
Other items, net	3	6	5
Actual tax expense	$ 1,291	$ 959	$ 592

Total income tax expense for 2003 and 2002 includes tax expense of less than $2,000 and $1,000 related to the gain on sale of securities. There were no sales of securities in 2001.

(11) ***Profit-Sharing Plan***

The Company has in effect a 401(K) profit sharing plan for the benefit of its employees. Employees eligible to participate in the plan are those at least 21 years old and who have completed 1,000 hours of service. Those employees who were employed on the Plan's effective date do not have to satisfy the eligibility requirements. The provisions of the plan provide for both employee and employer contributions. For the years ended December 31, 2003, 2002 and 2001, the Company contributed $165,000, $135,000 and $132,000, respectively, to the plan.

(12) ***Commitment and Contingencies and Related Party Transactions***

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the financial position.

The subsidiary Bank has entered into several operating lease agreements for the main office bank building, bank branch offices, mortgage loan department office, operations center, and automobiles. Future minimum rental payments required under the terms of the noncancellable leases are as follows:

	(In Thousands)			
Year Ending December 31,	Main Office Building	Other Facilities	Vehicles	Total
2004	$ 149	$ 199	$ 15	$ 363
2005	150	204	9	363
2006	150	180	9	339
2007	150	155	8	313
2008	150	129	-	279
Later Years	13	5	-	18
	$ 762	$ 872	$ 41	$ 1,675

Total rent expense under the leases amounted to $361,000, $359,000 and $358,000, respectively, during the years ended December 31, 2003, 2002 and 2001.

The operations center is leased from a partnership 50% of which is owned by a director of the Company. The amount paid for this lease was $56,000, $54,000 and $55,000 during the years ended December 31, 2003, 2002 and 2001, respectively.

The Company has lines of credit with other financial institutions totaling $34,000,000. At December 31, 2003 and 2002, there was $9,200,000 and $620,000 outstanding under these lines of credit.

(13) Financial Instruments with Off-Balance-Sheet Risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	(In Thousands)	
	2003	2002
Financial instruments whose contract amounts represent credit risk:		
Commercial loan commitments	$ 19,227	$ 13,755
Unfunded lines-of-credit	19,099	18,545
Letters of credit	4,561	2,109
Total	$ 42,887	$ 34,409

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral normally consists of real property.

(14) Concentration of Credit Risk

Practically all of the Company's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Company's market area. Practically all such customers are depositors of the Company. Investment in state and municipal securities also include governmental entities within the Company's market area. The concentrations of credit by type of loan are set forth in note 2 to the financial statements.

(15) ***Regulatory Matters and Restrictions on Dividends***

The Company and its subsidiary are subject to regulatory capital requirements administered by the Federal Reserve Bank, Federal Deposit Insurance Corporation and the Tennessee Department of Financial Institutions. Failure to meet capital requirements can initiate certain mandatory -- and possibly additional discretionary-actions by regulators that could, in that event, have a direct material effect on the institution's financial statements. The relevant regulations require the Company and its subsidiary to meet specific capital adequacy guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting principles. The Company's capital classifications are also subject to qualitative judgments by the Regulators about components, risk weightings and other factors. Those qualitative judgments could also affect the Company's capital status and the amount of dividends the Company may distribute.

The Company and its subsidiary are required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. The Company and its subsidiary bank are required to have minimum Tier I and Total Capital ratios of 4.0% and 8.0%, respectively. The actual ratios at that date were 9.2% and 10.5%, respectively, at December 31, 2003 and 10.0% and 11.2%, respectively, at December 31, 2002. The leverage ratios at December 31, 2003 and 2002 were 7.7%, respectively, and the minimum requirement was 4.0%.

As of December 31, 2003, the most recent notification from the banking regulators categorized the Company and its subsidiary as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the notification that management believes have changed the Company's category.

(16) ***Deferred Compensation and Supplemental Executive Retirement Plans***

The Company provides its directors a deferred compensation plan. The deferred compensation plan was established in 1999 to reward the directors for past performance and to provide retirement and death benefits. There were nine directors participating in the plan at December 31, 2003. The supplemental executive retirement plan (SERP) was established in 2003 to provide supplemental retirement benefits to two executive officers of the Company.

The deferred compensation plan provides retirement benefits for a period of 120 months after the director reaches the age of 65. The supplemental executive retirement plan provides the two executive officers with a percentage of their anticipated annual incomes based upon a projected, hypothetical age - 65 retirement date. Each of these benefits is expected to be for a fifteen year period after retirement. The Company has purchased insurance policies to provide death benefits provided for in the plans. The insurance policies remain the sole property of the Company and are payable to the Company. At December 31, 2003 and 2002, the deferred compensation and supplemental executive retirement liabilities totaled $302,000 and $188,000, respectively, the cash surrender value of life insurance totaled $4,091,000 and $1,591,000, respectively, and the face amount of the insurance policies in force approximated $11,381,000 and $6,625,000 in 2003 and 2002, respectively. Under the terms of the deferred compensation plan, upon the death of the insured, each insured's beneficiary is entitled to twenty-five percent (25%) of the net at risk insurance portion of the proceeds. The net at risk insurance portion is the total proceeds less the cash value of the policy. Under the terms of the SERP, at death the accrued benefits are payable to the executive officers' beneficiaries. The plans are not qualified under Section 401 of the Internal Revenue Code.

(17) Stock Option Plan

In March of 2001, the Company's stockholders approved the Capital Bancorp, Inc. 2001 Stock Option Plan which provides for the grant of options to purchase 500,000 shares of the Company's stock. The Company agreed with the Bank that it would exchange its options to the holders of stock options under the Bank's stock option plan on an option-for-option basis. Thus options that were outstanding under the Bank's stock option plan have been exchanged for options under the Company's stock option plan. It is intended that the holders of the Bank's options will be able to exercise their options on exactly the terms and conditions that they could have exercised Bank stock options. Thus substantially identical vesting, exercise price, and all other material terms of exercise have been grafted on the stock options exchanged by Bank stock option holders. (Thus, for example, Bank stock options that were fully vested at the time that the Company acquired the Bank became fully vested at the time of their exchange for Company stock options.)

Under the Stock Option Plan, stock option awards may be granted in the form of incentive stock options or nonstatutory stock options, and are generally exercisable for up to ten years following the date such option awards are granted. Exercise prices of incentive stock options must be equal to or greater than 100% of the fair market value of the common stock on the grant date.

Statement of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock Based Compensation", as amended by SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure", sets forth the methods for recognition of cost of plans similar to those of the Company. As is permitted, management has elected to continue accounting for the plan under APB Opinion 25 and related Interpretations in accounting for its plan. However, under SFAS No. 123, the Company is required to make proforma disclosures as if cost had been recognized in accordance with the pronouncement. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS No. 123, the Company's net earnings, basic earnings per common share and diluted earnings per common share would have been reduced to the proforma amounts indicated below.

		In Thousands, Except Per Share Amounts		
		2003	2002	2001
Net earnings	As Reported	$ 2,397	$ 1,627	$ 989
	Proforma	$ 2,389	$ 1,548	$ 968
Basic earnings per common share	As Reported	$ 1.53	$ 1.04	$ .63
	Proforma	$ 1.53	$ .99	$ .62
Diluted earnings per common share	As Reported	$ 1.45	$ 1.01	$ .62
	Proforma	$ 1.44	$ .96	$ .60

(17) ***Stock Option Plan, Continued***

A summary of the stock option activity for 2003, 2002 and 2001 is as follows:

	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	260,500	$ 10.15	173,000	$ 10.76	203,500	$ 10.91
Granted	6,000	20.23	91,500	10.41	7,000	14.00
Exercised	(8,700)	(10.38)	-	-	(5,000)	(10.00)
Forfeited	(800)	(12.75)	(4,000)	(19.00)	(32,500)	(10.00)
Outstanding at end of year	257,000	$ 11.64	260,500	$ 10.15	173,000	$ 10.76
Options exercisable at year end	235,100		232,400		157,100	

The following table summarizes information about fixed stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/03	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable at 12/31/03	Weighted Average Exercise Price
$ 10.00	122,500	$ 10.00	6.77 years	115,000	$ 10.00
$ 12.75	126,500	$ 12.75	8.25 years	115,800	$ 12.75
$ 15.30	500	$ 15.30	8.75 years	500	$ 15.30
$ 16.00	1,500	$ 16.00	8.83 years	300	$ 16.00
$ 19.90	2,500	$ 19.90	10.00 years	-	$ -
$ 21.00	1,000	$ 21.00	9.50 years	1,000	$ 21.00
$ 20.25	2,500	$ 20.25	10.00 years	2,500	$ 20.25
	257,000			235,100	

(17) Stock Option Plan, Continued

The fair value of options for 2003 ranged from $1.92 to $2.68 for each option. For 2002 the fair value ranged from $0.20 to $1.48, and for 2001 the fair value of each option ranged from $2.21 to $2.49. The fair value for 2003 and 2002 was estimated using the Black-Scholes option-pricing model. For 2001 the minimum methodology as permitted by SFAS 123 for securities not publicly traded was utilized. The following assumptions were used for 2003, 2002 and 2001, respectively: risk free interest rate ranging from 3.63% to 4.25%, 3.56% to 5.11% and 5.11% to 5.39%, expected life of ten years; and dividend yield ranging from 2.57% to 2.71%, 2.95% to 4.70% and 3.14%. The dividend yield was computed assuming a 15% return on equity with a 30% dividend to earnings payout ratio.

(18) Earnings Per Share

Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share" setsforth uniform standards for computing and presenting earnings per share. The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. For the Company the computation of diluted earnings per share begins with the basic earnings per share plus the effect of common shares contingently issuable from stock options and warrants.

The following is a summary of the components comprising basic and diluted earnings per share (EPS):

	In Thousands, Except Share Amounts		
	2003	2002	2001
Basic EPS Computation:			
Numerator - Earnings available to common stockholders	$ 2,397	$ 1,627	$ 989
Denominator - Weighted average number of common shares outstanding	1,566,198	1,565,271	1,562,531
Basic earnings per common share	$ 1.53	$ 1.04	$ .63
Diluted EPS Computation:			
Numerator - Earnings available to common stockholders	$ 2,397	$ 1,627	$ 989
Denominator:			
Weighted average number of common shares outstanding	1,566,198	1,565,271	1,562,531
Dilutive effect of stock options and warrants	91,115	53,191	39,545
	1,657,313	1,618,462	1,602,076
Diluted earnings per common share	$ 1.45	$ 1.01	$ .62

(19) Capital Bancorp, Inc. - Parent Company Financial Information

CAPITAL BANCORP, INC.
(Parent Company Only)

Balance Sheet

December 31, 2003 and 2002

	(In Thousands) 2003	2002
ASSETS		
Cash	$ 99*	$ 11*
Investment in wholly-owned commercial bank subsidiary	20,698*	18,600*
Deferred tax benefit	6	8
Due from wholly-owned commercial bank subsidiary	10*	1*
Refundable income taxes	30	12
Total assets	$ 20,843	$ 18,632
LIABILITIES AND STOCKHOLDERS' EQUITY		
Stockholders' equity:		
Preferred stock, no par value, authorized 20,000,000 shares, no shares issued	$ -	$ -
Common stock, par value $4 per share, authorized 20,000,000 shares, 1,573,971 and 1,565,271 shares issued and outstanding, respectively	6,296	6,261
Additional paid-in capital	5,964	5,909
Retained earnings	8,357	5,960
Unrealized gains on available-for-sale securities, net of income taxes of $139,000 and $311,000, respectively	226	502
Total stockholders' equity	20,843	18,632
Total liabilities and stockholders' equity	$ 20,843	$ 18,632

*Eliminated in consolidation.

(19) Capital Bancorp, Inc. -
Parent Company Financial Information, Continued

CAPITAL BANCORP, INC.
(Parent Company Only)

Statement of Earnings and Comprehensive Earnings

For the Years Ended December 31, 2003 and 2002 and
For the Period from July 1, 2001 to December 31, 2001

	(In Thousands)		
	2003	2002	2001
Expenses:			
Organizational costs	$ -	$ -	$ 29
Other	71	24	-
Loss before Federal income tax benefits and equity in undistributed earnings of commercial bank subsidiary	(71)	(24)	(29)
Federal income tax benefits	27	9	10
	(44)	(15)	(19)
Equity in undistributed earnings of commercial bank subsidiary	2,441*	1,642*	637*
Net earnings	2,397	1,627	618
Other comprehensive gain (loss), net of tax:			
Unrealized gains (losses) on available-for-sale securities arising during period, net of taxes of $168,000, $300,000, and $24,000, respectively	(272)	485	(38)
Less: reclassification adjustment for net gains included in net earnings, net of taxes of $2,000 for 2003	(4)	(1)	-
Other comprehensive earnings (loss)	(276)	484	(38)
Comprehensive earnings	$ 2,121	$ 2,111	$ 580

*Eliminated in consolidation.

(19) Capital Bancorp, Inc .- Parent Company Financial Information, Continued

CAPITAL BANCORP, INC.
(Parent Company Only)

Statement of Changes in Stockholders' Equity

For the Years Ended December 31, 2003 and 2002 and For the Period from July 1, 2001 to December 31, 2001

	(In Thousands)					
	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Net Unrealized Gain (Loss) On Available-For-Sale Securities	Total
Issuance of 1,560,271 shares of common stock in exchange for 1,560,271 common shares of commercial bank subsidiary	$ -	$ 6,241	$ 5,879	$ 3,715	$ 56	$ 15,891
Issuance of 5,000 shares of common stock pursuant to exercise of stock options	-	20	30	-	-	50
Net change in unrealized gain (loss) on available-for-sale securities during the year, net of taxes of $23,000	-	-	-	-	(38)	(38)
Net earnings for the period	-	-	-	618	-	618
Balance December 31, 2001	-	6,261	5,909	4,333	18	16,521
Net change in unrealized gain (loss) on available-for-sale securities during the year, net of taxes of $300,000	-	-	-	-	484	484
Net earnings for the year	-	-	-	1,627	-	1,627
Balance December 31, 2002	-	6,261	5,909	5,960	502	18,632
Issuance of 8,700 shares of common stock related to exercise of stock options	-	35	55	-	-	90
Net change in unrealized gain (loss) on available-for-sale securities during the year, net of taxes of $172,000	-	-	-	-	(276)	(276)
Net earnings for the year	-	-	-	2,397	-	2,397
Balance December 31, 2003	$ -	$ 6,296	$ 5,964	$ 8,357	$ 226	$ 20,843

(19) Capital Bancorp, Inc. -
Parent Company Financial Information, Continued

CAPITAL BANCORP, INC.
(Parent Company Only)

Statement of Cash Flows

For the Years Ended December 31, 2003 and 2002 and
For the Period from July 1, 2001 to December 31, 2001

Increase (Decrease) in Cash and Cash Equivalents

	(In Thousands)		
	2003	2002	2001
Cash flows from operating activities:			
Cash paid to suppliers and other	$ (71)	$ (24)	$ -
Tax benefits received	11	-	-
Net cash used in operating activities	(60)	(24)	-
Cash flows from investing activities:			
Capital contribution to bank subsidiary	-	-	(50)
Increase in due from subsidiary	(9)	(1)	-
Dividend received from subsidiary	67	65	-
Net cash used in investing activities	58	64	(50)
Cash flows from financing activities:			
Proceeds from exercise of stock options	90	-	50
Decrease in due to subsidiary	-	(29)	-
Net cash provided by financing activities	90	(29)	50
Net increase in cash and cash equivalents	88	11	-
Cash and cash equivalents at beginning of year	11	-	-
Cash and cash equivalents at end of year	$ 99	$ 11	$ -

(19) Capital Bancorp, Inc. -
Parent Company Financial Information, Continued

CAPITAL BANCORP, INC.
(Parent Company Only)

Statement of Cash Flows, Continued

For the Years Ended December 31, 2003 and 2002 and
For the Period from July 1, 2001 to December 31, 2001

Increase (Decrease) in Cash and Cash Equivalents

	(In Thousands)		
	2003	2002	2001
Reconciliation of net earnings to net cash related to operating activities:			
Net earnings	$ 2,397	$ 1,627	$ 618
Adjustments to reconcile net earnings to net cash related to operating activities:			
Equity in earnings of commercial bank subsidiary	(2,441)	(1,642)	(637)
Organizational costs	-	-	29
Decrease (increase) in deferred income taxes	2	3	(10)
Increase in refundable income taxes	(18)	(12)	-
Total adjustments	(2,457)	(1,651)	(618)
Net cash used in operating activities	$ (60)	$ (24)	$ -

Supplemental Non-Cash Investing and Financing Activities:

The Company incurred costs in connection with the reorganization discussed in note 1(a) to the consolidated financial statements of $29,000. These costs were funded by the bank subsidiary for which the parent company has a liability at December 31, 2001.

The Company issued 1,560,271 shares of its common stock in exchange for all the outstanding stock of the subsidiary bank. The investment has been recorded at $15,891,000, the net book value of the subsidiary bank at the date of the stock exchange.

(20) Disclosures About Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments (SFAS No. 107), requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments.

Cash and short-term investments

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

The carrying amounts for short-term securities approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. The fair value of longer-term securities and mortgage-backed securities, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

SFAS No. 107 specifies that fair values should be calculated based on the value of one unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, or estimated transaction costs. Accordingly, these considerations have not been incorporated into the fair value estimates.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, mortgage, credit card and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms.

The fair value of the various categories of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining average estimated maturities.

The estimated maturity for mortgages is modified from the contractual terms to give consideration to management's experience with prepayments. Management has made estimates of fair value discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented below would be indicative of the value negotiated in an actual sale.

(20) Disclosures About Fair Value of Financial Instruments, Continued

Loans, Continued

The value of the loan portfolio is also discounted in consideration of the credit quality of the loan portfolio as would be the case between willing buyers and sellers. Particular emphasis has been given to loans on the Company's internal watch list. Valuation of these loans is based upon borrower performance, collateral values (including external appraisals), etc.

Loans Held for Sale

These instruments are carried in the consolidated balance sheet at the lower of cost or market value. The fair value of these instruments are based on subsequent liquidation values of the instruments which did not result in any significant gains or losses.

Deposit Liabilities

The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. Under the provision of SFAS No. 107 the fair value estimates for deposits does not include the benefit that results from the low cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Securities Sold Under Repurchase Agreements

The securities sold under repurchase agreements are payable upon demand. For this reason the carrying amount is a reasonable estimate of fair value.

Advances from Federal Home Loan Bank

The fair value of these advances is estimated by discounting the future payments using the current rates at which similar advances could be obtained for the same remaining average maturities.

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written

Loan commitments are made to customers generally for a period not to exceed one year and at the prevailing interest rates in effect at the time the loan is closed. Commitments to extend credit related to construction loans are made for a period not to exceed six months with interest rates at the current market rate at the date of closing. In addition, standby letters of credit are issued for periods up to three years with rates to be determined at the date the letter of credit is funded. Fees are only charged for the construction loans and the standby letters of credit and the amounts unearned at December 31, 2003 are insignificant. Accordingly, these commitments have no carrying value and management estimates the commitments to have no significant fair value.

(20) Disclosures About Fair Value of Financial Instruments, Continued

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written, Continued

The carrying value and estimated fair values of the Company's financial instruments at December 31, 2003 and 2002 are as follows:

	In Thousands			
	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and short-term investments	$ 4,901	$ 4,901	$ 5,411	$ 5,411
Securities	47,144	47,144	43,347	43,347
Loans	217,235		175,920	
Less: allowance for loan losses	2,901		2,535	
Loans, net of allowance	214,334	218,027	173,385	176,539
Loans held for sale	1,835	1,835	5,769	5,769
Restricted equity securities	1,862	1,862	1,797	1,797
Financial liabilities:				
Deposits	224,230	225,840	189,895	191,874
Securities sold under repurchase agreements	1,790	1,790	3,222	3,222
Advances from Federal Home Loan Bank	24,507	23,254	25,787	24,758
Federal funds purchased	9,200	9,200	620	620
Unrecognized financial instruments:				
Commitments to extend credit	-	-	-	-
Standby letters of credit	-	-	-	-

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(20) Disclosures About Fair Value of Financial Instruments, Continued

Limitations, Continued

Fair value estimates are based on estimating on-and-off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, a Company has a mortgage department that contributes net fee income annually. The mortgage department is not considered a financial instrument, and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax assets and liabilities and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

ANNUAL MEETING AND CONTACT INFORMATION

Date: April 8, 2004

Time: 3:00 p.m., Local Time in Nashville, Tennessee (Central Time)

Place: Community Room of Capital Bank & Trust Company
1816 Hayes Street, Nashville, Tennessee 37203

For further information concerning Capital Bancorp, Inc. or its subsidiaries, or to obtain a copy of the Company's Annual Report on Form 10-K for December 31, 2003, as and when filed with the Securities and Exchange Commission, which is available without charge to stockholders, please contact Sally P. Kimble, Executive Vice President and Chief Financial Officer of Capital Bank & Trust, P.O. Box 24120, Nashville, Tennessee 37202, Telephone (615) 327-9000. We expect to post the Annual Report on Form 10-K on Capital Bank's Web Site at www.capitalbk.com.

COMMON STOCK MARKET INFORMATION

The common stock of Capital Bancorp, Inc. traded from time to time in the over-the-counter market (trading symbol CPBB). The number of stockholders of record at December 31, 2003 was approximately 800. Based solely on information made available to the Company, and believed by the Company to be reliable, we believe that the following table sets forth the quarterly range of sale prices for the Bank's stock during the years 2003 and 2002.

STOCK PRICES AND DIVIDEND INFORMATION

2003	**High**	**Low**
Fourth Quarter	$20.50	$19.05
Third Quarter	21.25	19.05
Second Quarter	21.00	18.75
First Quarter	19.25	18.32
2002	**High**	**Low**
Fourth Quarter	$18.18	$15.50
Third Quarter	16.50	14.25
Second Quarter	13.75	11.50
First Quarter	13.00	12.00

As of February 27, 2004, the Company's stock was reported to have closed at $23.40 per share. Historically, the Company has not paid cash or stock dividends, choosing instead to utilize its earnings to fund the Company's growth. The Company has not determined whether to change this strategy in the foreseeable future, or whether to pay dividends or, if paid, to pay dividends in cash, stock, or a combination.

Investor Services and Transfer Agent

The Company has appointed Sally P. Kimble, Executive Vice President and Chief Financial Officer as its principal Investor Services spokesperson. She may be reached at (615) 327-9000, by mail at P. O. Box 24120, Nashville, Tennessee 37202, and by e-mail at skimble@capitalbk.com. The Company's Transfer Agent is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572, telephone (800) 368-5948. The Company utilizes the Bank's Web Site, www.capitalbk.com. A copy of the Company's 2003 Annual Report to Shareholders can be obtained by shareholders on written request to the Company, Capital Bancorp, Inc., P. O. Box 24120, Nashville, Tennessee 37202, Attention: Investor Services.

Line of Business

During 2003, the Company and its subsidiary, Capital Bank & Trust Company (the "Bank"). were engaged primarily in the general banking business and activities closely related to banking or to managing or controlling banks, as authorized by the laws of the United States and the State of Tennessee and regulations pursuant thereto. The Company's primary business is managing the Bank. Services offered by the Bank include checking, savings, certificates of deposit, traveler's checks, cashiers checks and other banking services. The Bank renders other services in connection with its general banking business such as individual credit and financial counseling, automatic teller services and credit card accounts.

Code of Ethics

The Company has adopted a *Code of Ethics* which is applicable to all employees of the Company, including the principal executive officer, the principal financial officer and the principal accounting officer. The *Code of Ethics* is available for inspection at the Company's offices at 1816 Hayes Street, Nashville, Tennessee 37203, during the Company's normal business hours by appointment with Sally P. Kimble, who works with Investor Services. The Company intends to give notices of amendments to or waivers from its *Code of Ethics* (to the extent applicable to the Company's directors, chief executive officer, principal financial officer or principal accounting officer) by appropriate filings on Form 8-K.

Availability of Form 10-K

Upon the written request of any record holder or beneficial owner of the shares of our Common Stock entitled to vote at the Annual Meeting, we will provide, without charge, a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, together with financial statements and schedules, as and when filed with the SEC. Requests should be mailed to Sally P. Kimble, Executive Vice President and Chief Financial Officer, 1816 Hayes Street, Nashville, Tennessee 37203. The report is expected, also, to be posted on Capital Bank's web site at www.capitalbk.com.

Independent Accountants: Maggart & Associates, P.C.
Suite 2150, 150 Fourth Avenue, North
Nashville, Tennessee 37219

CAPITAL BANK & TRUST COMPANY OFFICES

Main Office of the Bank	1820 West End Avenue Nashville, Tennessee 37203
Downtown Branch	222 4th Avenue North Nashville, Tennessee 37219
Green Hills Branch	2200 Abbott Martin Road Nashville, Tennessee 37215
Goodlettsville Branch	140 Long Hollow Pike Goodlettsville, Tennessee 37072
Hendersonville Branch	370 East Main Street Hendersonville, Tennessee 37075
Hermitage Branch	4422 Lebanon Road Hermitage, Tennessee 37076
Operations Center	1816 Hayes Street Nashville, Tennessee 37203

FOR MORE INFORMATION:

CAPITAL BANCORP, INC.
P. O. Box 24120
Nashville, Tennessee 37202
Attention: Investor Services

(615) 327-9000

CAPITAL
BANCORP
INC.

1820 West End Avenue • P.O. Box 24120 ◦ Nashville, TN 37202
615-327-9000 ◦ 615-321-2126 fax